MAIL STOP 05-11


April 18, 2005

Stephen G. Luke, Chief Executive Officer
Nationwide Financial Solutions, Inc.
3231 S. Country Club Way, Suite 102
Tempe, Arizona  85282

      Re:	Nationwide Financial Solutions, Inc.
   Registration Statement on Form SB-2
      File No. 333-120428
      Amendment No. 3 Filed April 5, 2005

Dear Mr. Luke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management, page 24

1. In view of Stephen Luke`s initial intention to offer his controlling interest in this company for sale, please clarify hereunder his intentions concerning 1) future sale of any significant portion of his shares after completion of this offering and 2) his remaining chief executive officer, president and chairman for the foreseeable future. Any plans, preliminary or otherwise, for a private sale of shares should be disclosed.

Security Ownership of Certain Beneficial Owners and Management,
page
27

2. We note that William L. Mullins and Pursuit Ventures, LLC share the same address. Please advise as to the relationship, if any, between these two.

Shares Eligible for Future Sale, page 33

3. Please confirm the number of shares listed in this section. We arrive at 11,885,056.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Babette Cooper at (202) 824-5069. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	Gary A. Agron, Esq.
      Fax: (303) 770-7257


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Nationwide Financial Solutions, Inc.
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